 Filed pursuant to Rule 424(b)(3)
Registration No. 333-148049

ASPECT GLOBAL DIVERSIFIED FUND LP

SUPPLEMENT DATED FEBRUARY 1, 2011 TO
THE PROSPECTUS AND DISCLOSURE DOCUMENT
DATED MAY 3, 2010

This Supplement updates certain Commodity Futures Trading Commission required information and certain supplemental information contained in the Aspect Global Diversified Fund LP Prospectus and Disclosure Document dated May 3, 2010.  All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise.  Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Fund.

Exhibit I of this Supplement amends and restates the Commodity Futures Trading Commission Risk Disclosure Statement found inside front cover of the Prospectus.  Exhibit II contains an updated version of the breakeven table of the Fund set forth on page 11 of the Prospectus.  Exhibit III contains an updated version of the performance record of the Fund beginning on page 22 of the Prospectus.  Exhibit IV contains an updated version of the performance information of the Trading Advisor beginning on page 37 of the Prospectus, and updated information on the principals of the Trading Advisor, beginning on page 32 of the Prospectus.  Exhibit V contains updated information regarding the General Partner set forth on page 65 of the Prospectus.  Exhibit VI contains an updated version of the performance of other commodity pools operated by the General Partner set forth on page 28 of the Prospectus.  Exhibit VII amends and restates potential conflicts of interest associated with the Trading Advisor’s incentive fee arrangement, set forth on pages 18 and 58 of the prospectus.

* * * * * * * * * *

All information in the Prospectus is current as of its date, except as updated hereby.

__________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

EXHIBIT I

COMMODITY FUTURES TRADING COMMISSION
RISK DISCLOSURE STATEMENT

The Commodity Futures Trading Commission Risk Disclosure Statement found inside front cover of the Prospectus is amended and restated as follows:

YOU SHOULD CAREFULLY CONSIDER WHETHER YOUR FINANCIAL CONDITION PERMITS YOU TO PARTICIPATE IN A COMMODITY POOL. IN SO DOING, YOU SHOULD BE AWARE THAT COMMODITY INTEREST TRADING CAN QUICKLY LEAD TO LARGE LOSSES AS WELL AS GAINS. SUCH TRADING LOSSES CAN SHARPLY REDUCE THE NET ASSET VALUE OF THE POOL AND CONSEQUENTLY THE VALUE OF YOUR INTEREST IN THE POOL. IN ADDITION, RESTRICTIONS ON REDEMPTIONS MAY AFFECT YOUR ABILITY TO WITHDRAW YOUR PARTICIPATION IN THE POOL.

FURTHER, COMMODITY POOLS MAY BE SUBJECT TO SUBSTANTIAL CHARGES FOR MANAGEMENT, AND ADVISORY AND BROKERAGE FEES. IT MAY BE NECESSARY FOR THOSE POOLS THAT ARE SUBJECT TO THESE CHARGES TO MAKE SUBSTANTIAL TRADING PROFITS TO AVOID DEPLETION OR EXHAUSTION OF THEIR ASSETS. THIS DISCLOSURE DOCUMENT CONTAINS A COMPLETE DESCRIPTION OF EACH EXPENSE TO BE CHARGED THIS POOL AT PAGE 6 AND A STATEMENT OF THE PERCENTAGE RETURN NECESSARY TO BREAK EVEN, THAT IS, TO RECOVER THE AMOUNT OF YOUR INITIAL INVESTMENT, AT PAGE 11.

THIS BRIEF STATEMENT CANNOT DISCLOSE ALL THE RISKS AND OTHER FACTORS NECESSARY TO EVALUATE YOUR PARTICIPATION IN THIS COMMODITY POOL. THEREFORE, BEFORE YOU DECIDE TO PARTICIPATE IN THIS COMMODITY POOL, YOU SHOULD CAREFULLY STUDY THIS DISCLOSURE DOCUMENT, INCLUDING A DESCRIPTION OF THE PRINCIPAL RISK FACTORS OF THIS INVESTMENT, AT PAGE 13.

YOU SHOULD ALSO BE AWARE THAT THIS COMMODITY POOL MAY TRADE FOREIGN FUTURES OR OPTIONS CONTRACTS. TRANSACTIONS ON MARKETS LOCATED OUTSIDE THE UNITED STATES, INCLUDING MARKETS FORMALLY LINKED TO A UNITED STATES MARKET, MAY BE SUBJECT TO REGULATIONS WHICH OFFER DIFFERENT OR DIMINISHED PROTECTION TO THE POOL AND ITS PARTICIPANTS. FURTHER, UNITED STATES REGULATORY AUTHORITIES MAY BE UNABLE TO COMPEL THE ENFORCEMENT OF THE RULES OF REGULATORY AUTHORITIES OR MARKETS IN NON-UNITED STATES JURISDICTIONS WHERE TRANSACTIONS FOR THE POOL MAY BE EFFECTED.

EXHIBIT II

BREAKEVEN TABLE

The table below sets forth the Trading Profits that must be earned by the Fund to break even during the first year of investment, based on an initial investment of $10,000 (assuming no changes in net asset value, and interest income of 0.31%).

	Dollar Amount and Percentage of Expenses[1]
	Series A2		Series B2		Series C2		Series I2
Expense	$	%	$	%	$	%	$	%
Trading Advisor Management Fee[3]	$240	2.40%	$240	2.40%	$240	2.40%	$240	2.40%
Incentive Fee[4]	$0	0.00%	$0	0.00%	$0	0.00%	$0	0.00%
Brokerage Expenses[5]	$24	0.24%	$24	0.24%	$24	0.24%	$24	0.24%
General Partner Fee	$110	1.10%	$110	1.10%	$110	1.10%	$110	1.10%
Administrative Expenses[5]	$95	0.95%	$95	0.95%	$95	0.95%	$95	0.95%
Offering Expenses[5]	$75	0.75%	$75	0.75%	$0	0.00%	$75	0.75%
Selling Agent Commissions	$200	2.00%	$0	0.00%	$0	0.00%	$0	0.00%
Broker Dealer Servicing Fee or Broker Dealer Custodial Fee	$15	0.15%	$60	0.60%	$0	0.00%	$0	0.00%
Interest Income[6]	$(31)	(0.31)%	$(31)	(0.31)%	$(31)	(0.31)%	$(31)	(0.31)%
12-Month Breakeven[7]	$728	7.28%	$573	5.73%	$438	4.38%	$513	5.13%

1.
The breakeven analysis assumes that the Units have a constant month-end net asset value and is based on an initial minimum subscription of $10,000.  See “Charges” in the Prospectus for an explanation of the expenses included in the “Breakeven Table.”

2.	Once the Fee Limit (described on page 8 of the Prospectus) is reached, Series A Units, Series B Units and Series I Units will be automatically re-designated as Series C Units.

3.
Because the Fund is trading at approximately 1.20 times the normal trading level of the Trading Program, the Management Fee of 2.00% is multiplied by the overall trading level of the Fund (1.20 x 2.0% = 2.40%).

4.
Incentive Fees are paid to the Trading Advisor only on Trading Profits earned.  Trading Profits are determined after deducting all Fund expenses, other than any extraordinary expenses, and do not include interest income.  Therefore, Incentive Fees will be zero at the Fund’s breakeven point.

5.
Expense levels are assumed to be at maximum levels, with the exception of Brokerage Expenses, which is a good faith estimate as of the date hereof.  The compensation paid to the futures commission merchant is estimated at 0.24% of the Fund’s average annual Net Asset Value and will not, under any circumstance, exceed the maximum permissible brokerage expense of 14% of the average annual Net Asset Value of the Fund established by the guidelines of the North American Securities Administrators Association, Inc.  See “Summary — Fees and Expenses.”

6.
Interest income currently is estimated to be earned at a rate of 0.31% based upon the current interest rates of the anticipated mix of cash, bank deposits, short-term obligations of the U.S. Government, Government-sponsored enterprises, and fully registered U.S. money market funds and short-term investment grade, fixed income securities, including commercial paper.  This rate will change from time-to-time according to prevailing interest rates.

7.
Series A Units are subject to a Redemption Fee that declines every month during the first year an investor holds such Series A Units so that, at the end of the 12th month following investment, the Redemption Fee is 0.  Thus, no Redemption Fee is shown at the 12-Month Breakeven point.  An investor redeeming his Series A Units before the 12th month-end following investment will pay a Redemption Fee, determined by how long the investor held his Series A Units.  For example, based on an initial investment of $10,000, the Redemption Fee at the end of the 11th month-end following investment would be $16.66 or 0.167% of the initial investment.

EXHIBIT III

PERFORMANCE OF THE FUND

Series A Units

The following are the monthly rates of return for Series A Units from December 1, 2008 through December 31, 2010.  There can be no assurance that the Fund will continue to perform in the future in the way it has in the past.

Rate of Return	2010	2009	2008
January	-3.61%	0.37%
February	2.44%	0.57%
March	4.06%	-4.55%
April	1.82%	-4.18%
May	-4.01%	-2.77%
June	0.80%	-10.02%
July	-1.98%	-1.91%
August	7.90%	4.37%
September	0.98%	3.01%
October	3.95%	-5.76%
November	-5.05%	9.26%
December	5.70%	-6.37%	4.31%
Year	12.77%	-17.87%	4.31%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
Name of Pool:		Aspect Global Diversified Fund LP
Type of Pool:			Publicly Offered
Inception of Pool:			September 1, 2008
Inception of Series:			December 1, 2008
Aggregate Series A Subscriptions:			$15,165,717
Aggregate Fund Subscriptions:			$59,943,346
Current Series A Capitalization:			$15,995,475
Current Fund Capitalization:			$53,551,976
Largest Monthly Percentage Drawdown:			-10.02% (Jun 2009)
Largest Peak-to-Valley Drawdown:		-21.58% (Mar 2009 - Jan 2010)

 “Largest Monthly Drawdown” is the largest single month loss sustained during the last five years and year-to-date.  “Drawdown” as used in this table means losses experienced by the relevant pool over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity.  “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures.  “Month” is the month of the % Worst Monthly Drawdown.

“Largest Peak-to-Valley Drawdown” is the largest percentage decline in the Net Asset Value per Unit during the last five years and year-to-date.  This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns.  “Largest Peak-to-Valley-Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Unit that occurs without such month-end Net Asset Value per Unit being equaled or exceeded as of a subsequent month-end.  For example, if the Net Asset Value per Unit of a particular pool declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Unit had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.

* The General Partner contributed initial capital to the Fund of $500,000 as part of the Fund’s launch, and an additional $100,000 as of November 1, 2010.  This amount is included in the “Aggregate Fund Subscriptions” figure, and is tracked separately from Series A, B, and I Units.

Series B Units

The following are the monthly rates of return for Series B Units from November 1, 2008 through December 31, 2010.  There can be no assurance that the Fund will continue to perform in the future in the way it has in the past.

Rate of Return	2010	2009	2008
January	-3.49%	0.47%
February	2.57%	0.67%
March	4.19%	-4.40%
April	1.95%	-4.05%
May	-3.88%	-2.65%
June	0.93%	-9.90%
July	-1.86%	-1.78%
August	8.04%	4.50%
September	1.11%	3.15%
October	4.08%	-5.63%
November	-4.92%	9.41%	6.04%
December	5.83%	-6.25%	4.42%
Year	14.55%	-16.61%	10.72%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
Name of Pool:		Aspect Global Diversified Fund LP
Type of Pool:			Publicly Offered
Inception of Pool:			September 1, 2008
Inception of Series:			November 1, 2008
Aggregate Series B Subscriptions:			$14,314,217
Aggregate Fund Subscriptions:			$59,943,346
Current Series B Capitalization:			$13,396,340
Current Fund Capitalization:			$53,551,976
Largest Monthly Percentage Drawdown:			-9.90% (Jun 2009)
Largest Peak-to-Valley Drawdown:		-20.98% (Mar 2009 - Jul 2009)

 “Largest Monthly Drawdown” is the largest single month loss sustained during the last five years and year-to-date.  “Drawdown” as used in this table means losses experienced by the relevant pool over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity.  “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures.  “Month” is the month of the % Worst Monthly Drawdown.

“Largest Peak-to-Valley Drawdown” is the largest percentage decline in the Net Asset Value per Unit during the last five years and year-to-date.  This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns.  “Largest Peak-to-Valley-Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Unit that occurs without such month-end Net Asset Value per Unit being equaled or exceeded as of a subsequent month-end.  For example, if the Net Asset Value per Unit of a particular pool declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Unit had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.

* The General Partner contributed initial capital to the Fund of $500,000 as part of the Fund’s launch, and an additional $100,000 as of November 1, 2010.  This amount is included in the “Aggregate Fund Subscriptions” figure, and is tracked separately from Series A, B, and I Units.

Series I Units

The following are the monthly rates of return for Series I Units from September 1, 2008 through December 31, 2010.  There can be no assurance that the Fund will continue to perform in the future in the way it has in the past.

Rate of Return	2010	2009	2008
January	-3.44%	0.51%
February	2.63%	0.71%
March	4.24%	-4.23%
April	2.01%	-4.00%
May	-3.83%	-2.60%
June	0.98%	-9.86%
July	-1.81%	-1.73%
August	8.09%	4.55%
September	1.16%	3.20%	3.88%
October	4.13%	-5.59%	9.32%
November	-4.87%	9.46%	6.08%
December	5.89%	-6.20%	4.46%
Year	15.25%	-16.01%	25.83%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
Name of Pool:		Aspect Global Diversified Fund LP
Type of Pool:			Publicly Offered
Inception of Pool:			September 1, 2008
Inception of Series:			September 1, 2008
Aggregate Series I Subscriptions:			$29,863,412
Aggregate Fund Subscriptions:			$59,943,346
Current Series I Capitalization:			$23,550,348
Current Fund Capitalization:			$53,551,976
Largest Monthly Percentage Drawdown:			-9.86% (Jun 2009)
Largest Peak-to-Valley Drawdown:		-20.68% (Mar 2009 - Jul 2009)

“Largest Monthly Drawdown” is the largest single month loss sustained during the last five years and year-to-date.  “Drawdown” as used in this table means losses experienced by the relevant pool over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity.  “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures.  “Month” is the month of the % Worst Monthly Drawdown.

“Largest Peak-to-Valley Drawdown” is the largest percentage decline in the Net Asset Value per Unit during the last five years and year-to-date.  This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns.  “Largest Peak-to-Valley-Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Unit that occurs without such month-end Net Asset Value per Unit being equaled or exceeded as of a subsequent month-end.  For example, if the Net Asset Value per Unit of a particular pool declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Unit had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.

* The General Partner contributed initial capital to the Fund of $500,000 as part of the Fund’s launch, and an additional $100,000 as of November 1, 2010.  This amount is included in the “Aggregate Fund Subscriptions” figure, and is tracked separately from Series A, B, and I Units.

EXHIBIT IV

PERFORMANCE INFORMATION OF THE TRADING ADVISOR

The following summary performance information reflects (1) the unaudited results of a representative account, which account is an investment fund, traded pursuant to the Trading Program from January 2006 through December 2010 (Capsule A) and; (2) unaudited composite monthly performance of all non-exempt client accounts managed by the Trading Advisor pursuant to the Trading Program from January 2006 through December 2010 (Capsule B).  The Trading Advisor commenced trading its first non-exempt accounts with respect to the Aspect Diversified Program as of January 2004.  Supplemental performance information for the above-referenced representative account may be found in Part Two of the Prospectus on page 124.

The account selected as the representative account in Capsule A is that of a privately-offered pooled investment fund. This privately-offered fund is the largest account traded pursuant to the Trading Program. This privately-offered fund is not, however, subject to the same leverage, fees and other expenses of each Series of Units of the Fund, and such fees and expenses are reflected only in the pro forma performance information for each Series of Units of the Fund displayed in Pro Forma Performance of the Trading Program As Adjusted to Reflect the Fund’s Fee Structure set forth in Part II of this Prospectus beginning on page 125.

Investors are cautioned that the information set forth in the following Capsule performance summaries is not necessarily indicative of, and may have no bearing on, any trading results that may be attained by the Trading Advisor or by for each Series of Units of the Fund in the future, since past performance is not necessarily indicative of future results.  There can be no assurance that the Trading Advisor or each Series of Units of the Fund will make any profits at all, or will be able to avoid incurring substantial losses. Investors should also note that interest income may constitute a significant portion of a commodity pool’s total income and, in certain instances, may generate profits where there have been realized or unrealized losses from commodity trading.

CAPSULE A
REPRESENTATIVE ACCOUNT OF THE ASPECT DIVERSIFIED PROGRAM
January 2006 to December 31, 2010

The following summary performance information reflects the performance results of a representative account, which account is an investment pool, traded pursuant to the Aspect Diversified Program for the required period from January 2006 to December 2010*.

Although other accounts traded pursuant to the Aspect Diversified Program may have different leverage, fees and expenses from this representative account, Aspect believes that the performance information presented in this Capsule A more closely represents the benchmark performance of the Aspect Diversified Program as compared to the performance information in Capsule B (non-exempt accounts). This is because different accounts, although trading the same strategy, can produce different trading results for a number of reasons including: (1) the period during which the accounts are active; (2) the account size; (3) market liquidity may not be sufficient to allow entry of an order with a sufficient number of contracts for all clients; and (4) the rate of brokerage commissions charged to an account.

NO REPRESENTATION IS MADE THAT ANY ACCOUNT WILL OR IS LIKELY TO ACHIEVE RESULTS SIMILAR TO THOSE SHOWN OR TO AVOID SUBSTANTIAL LOSSES. FUTURES TRADING IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISK OF LOSS.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Name of CTA:	Aspect Capital Limited

Name of Program:	Aspect Diversified Program*

Inception of trading by CTA:	January 12, 1998

Inception of trading in Program:	December 16, 1998

Aggregate assets (excluding notional equity) in Program as at December 31, 2010**:	$2,594,715,419

Aggregate assets (including notional equity) in Program as at December 31, 2010:	$4,236,974,488

Aggregate assets (excluding notional equity) overall as at December 31, 2010:	$2,605,764,350

Aggregate assets (including notional equity) overall as at December 31, 2010:	$4,304,044,488

Aggregate assets (excluding notional equity) in representative account as at December 31, 2010:	$1,220,784,697

Aggregate assets (including notional equity) in representative account as at December 31, 2010:	$1,220,784,697

Number of accounts traded pursuant to the Program as at December 31, 2010:	39

Worst monthly drawdown:	(9.15)% July 2008

Worst peak-to-valley drawdown:	(17.14)% February 2009 to July 2009

Monthly Rates Of Return	2010	2009	2008	2007	2006
January	(2.53)%	0.55%	4.97%	2.78%	2.47%
February*	2.55%	0.71%	8.09%	(5.83)%	(1.31)%
March	3.77%	(3.61)%	(3.45)%	(1.94)%	5.31%
April	2.20%	(3.11)%	(5.21)%	4.66%	5.10%
May	(3.02)%	(2.27)%	4.20%	6.22%	(4.98)%
June	0.96%	(7.83)%	7.81%	3.68%	0.49%
July	(1.43)%	(1.51)%	(9.15)%	(5.68)%	(4.56)%
August	7.19%	4.10%	(4.27)%	(6.53)%	(0.59)%
September	1.18%	2.81%	3.91%	5.51%	0.37%
October	4.42%	(4.42)%	9.80%	7.33%	4.81%
November	(4.75)%	8.07%	5.66%	(4.21)%	0.23%
December	5.99%	(4.90)%	4.08%	3.40%	5.52%
Compound Rate of Return	16.97%	(11.79)%	27.29%	8.18%	12.84%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

* In February 2008, Aspect Capital Limited made an allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account, and the level of such allocation may vary from time to time but is expected to be between 5% and 10%. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program. Therefore, the performance figures for February 2008 onwards represent the adjusted performance of the representative account to exclude the effect of the Stock Sector Strategy allocation. Because the representative account implements the Stock Sector Strategy by utilizing the excess cash from the representative account, the actual allocation of capital to the standard Aspect Diversified Program within the representative account is the same despite the representative account implementing the Stock Sector Strategy. Therefore, the adjustment is carried out by calculating the estimated gross contribution to the performance of the representative account which is attributable to the Stock Sector Strategy, removing this from the monthly performance of the representative account and adjusting the figure for any performance fee impact as appropriate. No further adjustments to the returns are necessary since the remainder of the Aspect Diversified Program operates identically in all other accounts trading the standard Aspect Diversified Program, save for those accounts which are subject to different leverage, fees and expenses.

** All asset numbers and the number of accounts are as at close of business on 12/31/2010, net of month-end subscriptions and redemptions.

CAPSULE B
NON-EXEMPT ACCOUNTS OF ASPECT DIVERSIFIED PROGRAM
January 2006 to December 31, 2010

The performance capsule presented below reflects the unaudited composite monthly performance of all non-exempt client accounts managed by Aspect pursuant to the Aspect Diversified Program from January 2006 through December 2010. All performance data has been prepared on an accrual basis in accordance with international accounting standards. The monthly rate of return is a composite rate of return and does not necessarily represent the rate of return experienced by any one account. The monthly performance figures for each nonexempt account have been adjusted in order to: (a) include the impact of all brokerage commissions and fees charged by Aspect (such as management and performance fees); (b) include the benefit of interest accrued on the trading account; and (c) exclude the impact of all other third party fees (such as selling agent fees, wrap fees, sponsor's and administrative fees). Since Aspect does not share in these fees or expenses and has no control over the amount and timing of such fees or expenses, Aspect believes that deducting such fees and expenses from the performance of the accounts included in the Capsule Performance Table B would not accurately represent Aspect’s trading performance for such accounts. Information provided is not audited and it is based on a combination of figures provided by the non-exempt account clients and figures produced internally. As such, there may be material differences between these figures and the figures presented in the audited financial statements of any one account.  However, Aspect believes that the information below is accurate and fairly presented. When reviewing past performance records, it is important to note that different accounts, even though they are traded pursuant to the same strategy, can have varying trading results. The reasons for this include: (1) the period during which the accounts are active; (2) the account size; (3) market liquidity may not be sufficient to allow entry of an order with a sufficient number of contracts for all clients; and (4) the rate of brokerage commissions charged to an account.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Name of CTA:	Aspect Capital Limited

Name of Program:	Aspect Diversified Program

Inception of trading by CTA:	January 12, 1998

Inception of trading in Program:	December 16, 1998

Aggregate assets (excluding notional equity) in Program as at December 31, 2010*:	$2,594,715,419

Aggregate assets (including notional equity) in Program as at December 31, 2010:	$4,236,974,488

Aggregate assets (excluding notional equity) in non-exempt accounts as at December 31, 2010:	$518,726,781

Aggregate assets (including notional equity) in non-exempt accounts as at December 31, 2010:	$555,087,496

Aggregate assets (excluding notional equity) overall as at December 31, 2010:	$2,605,764,350

Aggregate assets (including notional equity) overall as at December 31, 2010:	$4,304,044,488

Number of accounts traded pursuant to the Program as at December 31, 2010:	39

Number of open accounts traded pursuant to the Program in the composite as at December 31, 2010:	4

Worst monthly drawdown:	(8.34)% July 2008

Worst peak-to-valley drawdown:	(16.10)% February 2009 to July 2009

Number of profitable non-exempt accounts opened and closed during the period:	1

Range of returns experienced by profitable non-exempt accounts opened and closed during the period:	27.85%

Number of unprofitable non-exempt accounts that have opened and closed during the period:	0

Range of returns experienced by unprofitable non-exempt accounts opened and closed during the period:	N/A

Monthly Rates of Return	2010	2009	2008	2007	2006
January	(2.47)%	0.38%	5.11%	2.81%	2.17%
February	2.54%	0.74%	8.53%	(5.77)%	(1.23)%
March	3.72%	(3.19)%	(1.97)%	(2.03)%	5.21%
April	2.12%	(2.94)%	(5.17)%	3.86%	5.29%
May	(3.06)%	(2.09)%	3.65%	6.20%	(4.36)%
June	1.01%	(7.45)%	7.41%	3.45%	0.42%
July	(1.43)%	(1.46)%	(8.34)%	(5.20)%	(4.47)%
August	7.36%	4.20%	(3.91)%	(6.03)%	(0.68)%
September	1.18%	2.77%	3.55%	5.34%	0.42%
October	4.16%	(4.32)%	8.78%	6.53%	4.51%
November	(4.45)%	8.21%	5.49%	(3.15)%	0.35%
December	5.76	(5.07)%	4.04%	2.96%	4.61%
Compound Rate of Return	16.90%	(10.71)%	28.56%	7.96%	12.23%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

* All asset numbers and the number of accounts are as at close of business on 12/31/2010, net of month-end subscriptions and redemptions.

NOTES TO CAPSULE PERFORMANCE INFORMATION

1.	Name of CTA is the name of the commodity trading advisor that directed the accounts included in the capsule.
2.	Name of Program is the name of the trading program used to derive the performance included in the capsule.
3.	Inception of trading by CTA is the date on which the trading advisor began directing client accounts.
4.	Inception of trading in Program is the date the trading advisor began directing client accounts pursuant to the program shown.
5.
Aggregate assets (excluding notional equity) in Program is the aggregate amount of actual assets under the management of the trading advisor in the program shown as of the end of the period covered by the capsule. This number excludes “notional” equity.

6.
Aggregate assets (including notional equity) in Program is the aggregate amount of total equity under the management of the trading advisor in the program shown as of the end of the period covered by the capsule. This number includes “notional” equity.

7.
Aggregate assets (excluding notional equity) overall is the aggregate amount of actual assets under the management of the trading advisor overall as of the end of the period covered by the capsule. This number excludes “notional” equity.

8.
Aggregate assets (including notional equity) overall is the aggregate amount of total equity under the management of the trading advisor overall as of the end of the period covered by the capsule. This number includes “notional” equity.

9.
Aggregate assets (excluding “notional” equity) in representative account is the aggregate amount of actual assets (including exempt accounts) under the management of the trading advisor in the account shown as of the end of the period covered by the capsule. This number excludes “notional” equity.

10.
Aggregate assets (including “notional” equity) in representative account is the aggregate amount of total equity under the management of the trading advisor (including exempt accounts) in the account shown as of the end of the period covered by the capsule. This number includes “notional” equity.

11.
Aggregate assets (excluding “notional” equity) in non-exempt accounts is the aggregate amount of actual assets (excluding exempt accounts) under the management of the trading advisor in the account shown as of the end of the period covered by the capsule. This number excludes “notional” equity.

12.
Aggregate assets (including “notional” equity) in non-exempt accounts is the aggregate amount of total equity under the management of the trading advisor (excluding exempt accounts) in the account shown as of the end of the period covered by the capsule. This number includes “notional” equity.

13.
Number of accounts traded pursuant to the Program is the number of accounts directed by the trading advisor pursuant to the program shown (including both exempt and non-exempt accounts) as at the date stated.

14.	Drawdown means losses experienced by a trading program, traded by the representative account or a non-exempt account (“Trading Program”), or pool over a specified period of time.
15.	Worst monthly drawdown is the Trading Program’s or pool’s worst monthly percentage rate of return.
16.
Worst peak-to-valley drawdown is the greatest cumulative percentage decline in month-end net asset value due to losses sustained by the Trading Program or pool in which the initial month-end net asset value is not equaled or exceeded by a subsequent month-end net asset value and includes the month(s) and year(s) in which it occurred.

17.
Number of profitable non-exempt accounts opened and closed during the period is the number of non-exempt accounts traded pursuant to the program that were both opened and closed during the period presented and had a positive net lifetime rate of return. The net lifetime rate of return is the compounded product of the Monthly Rates of Return (as defined below).

18.
Range of returns experienced by profitable non-exempt accounts opened and closed during the period presents the highest and lowest net lifetime rate of return of all of the profitable non-exempt accounts opened and closed during the period presented.

19.
Number of unprofitable non-exempt accounts opened and closed during the period is the number of non-exempt accounts traded pursuant to the Program that were both opened and closed during the period presented and had a negative net lifetime rate of return.

20.
Range of returns experienced by unprofitable non-exempt accounts opened and closed during the period presents the highest and lowest net lifetime rate of return of all of the unprofitable non-exempt accounts opened and closed during the period presented.

21.	Monthly Rates of Return for each month is the net performance divided by beginning equity, subject to certain adjustments.
22.
Compound Rate of Return is calculated by multiplying on a compound basis each of the Monthly Rates of Return and not by adding or averaging such Monthly Rates of Return. For periods of less than one year, the results are year-to-date.

THE PRINCIPALS

The principals of the Trading Advisor are Anthony Todd, Gavin Ferris, Martin Lueck, Simon Rockall, Daniel Oram, John Wareham and Kenneth Hope.  Their respective biographies are set forth below.

Anthony Todd, Chief Executive Officer co-founded Aspect in September 1997.  He has been a CFTC listed principal and registered as an associated person of Aspect from October 13, 1999 to the present.  Mr. Todd has also been listed with the CFTC as a principal of Aspect’s commodity trading advisor subsidiary Aspect Capital Inc. since April 14, 2005.  Before establishing Aspect, Mr. Todd worked for five years from March 1992 to October 1997 at AHL, a commodity trading advisor, initially as Director of Financial Engineering and Product Development, before moving to Switzerland as Director of Marketing and Institutional Sales. Mr. Todd holds a B.A. in Physics from Oxford University and an M.B.A. from INSEAD in France.

Gavin Ferris, Chief Investment Officer joined Aspect in January 2006 as the Chief Architect and has been a CFTC listed principal of Aspect from July 5, 2006 to the present.  In June 2006, Dr. Ferris became a member of Aspect’s Board and in April 2007 he was appointed Co-Chief Investment Officer alongside Michael Adam.  In December 2007, Dr. Ferris became Chief Investment Officer where he leads Aspect’s Research and Development team. Prior to joining Aspect, from October 2003, he was the Chief Executive Officer and co-founder of Crescent Technology Ltd, which designs statistical trading systems for hedge funds. Between May 2003 and October 2003 Dr. Ferris was the Chief Technology Officer for Crescent Asset Management Ltd, an Econometric Software Development company with oversight of all software development at the company. Between March 1997 and August 2003, he was the Chief Technology Officer, co-founder and Board Director of RadioScape, a world leader in digital signal processing. At RadioScape, Dr. Ferris was responsible for the oversight of all software development and the creation of Intellectual Property. Dr. Ferris held the position of lead software engineer of the core technology group, heading up the development of the Nile production management software system at DreamWorks SKG Feature animation production from July 1995 to February 1997. Dr. Ferris holds a 1st class degree in Computer Science and PhD in Artificial Intelligence from Cambridge University.

Martin Lueck, Director of Research and President of Aspect Capital Inc. co-founded Aspect in September 1997, and has been a CFTC listed principal and registered as an associated person of Aspect from October 13, 1999 to the present. Mr. Lueck has also been a CFTC listed principal of Aspect’s commodity trading advisor subsidiary Aspect Capital Inc. since October 12, 2004 and registered as an associated person of Aspect Capital Inc. since December 7, 2004.  As Director of Research, he oversees the teams that are responsible for generating and analyzing fundamental research hypotheses for development of all of Aspect’s investment programs.  Prior to founding Aspect, Mr. Lueck was with AHL, a commodity trading advisor, which he co-founded in February 1987 with Michael Adam and David Harding.  Man Group plc (a leading global provider of alternative investment products and solutions) completed the purchase of AHL in 1994 and Mr. Lueck left in 1995. At AHL, Mr. Lueck initially focused on trading system research before taking on responsibility for the further development of the proprietary software language which provided the platform for all of AHL’s product engineering and implementation.  During the period from May 1989 to April 1996, Mr. Lueck was listed with the CFTC as a principal and registered as an associated person of AHL. From May 1996 through August 1997 Mr. Lueck was on garden leave from AHL, during which time he helped establish his wife's publishing business Barefoot Books. Mr. Lueck was a Director of Research at Brockham Securities Limited, a London based commodity trading advisor, from October 1984 to February 1987 and an executive at Nomura International, a provider of financial services for individual, institutional, corporate, and government clients, from January to October 1984. Mr. Lueck holds an M.A. in Physics from Oxford University.

Daniel Oram, Risk Director is Aspect’s Risk Director, in which capacity he reports directly to Anthony Todd, Aspect’s Chief Executive Officer.  Dr. Oram has been a CFTC listed principal of Aspect since January 3, 2008.  As Risk Director, Dr. Oram is responsible for the development and operation of the risk management frameworks through which Aspect continuously monitors and controls the risk exposures of its programs.  Dr. Oram also heads the team which is charged with producing full and independent Risk Reviews of all new systematic strategies prior to their implementation.  Dr. Oram joined Aspect in January 2005, and has since held senior positions in the research and risk teams.  Before joining Aspect, Dr. Oram worked as a Risk Engineer at Canon Research Europe (the research and development arm of Canon), between October 2001 and July 2004, developing new technologies for use in both Canon and third party products. Dr. Oram took a sabbatical from employment from August 2004 until December 2004. Dr. Oram holds a 1st class degree in Computer Science and a PhD in Image Sequence Geometric Reconstruction from Manchester University.

Simon Rockall, Chief Operating Officer is Aspect’s Company Secretary and manages the Legal, Compliance, Fund Accounting, Operations and Organizational Development teams.  Mr. Rockall has been a CFTC listed principal of Aspect from March 7, 2006 to the present.  Mr. Rockall joined Aspect in August 2003 from GFI Group (independent provider of brokerage, software and data services) where from April 2001 he was Head of Corporate Development and Company Secretary for the European region of the business. Mr. Rockall joined GFI following its acquisition of the Fenics Software Group (provider of the de-facto market standard software for the pricing and analysis of FX Options) where he was Head of Legal, Vice President and Group Company Secretary between September 1997 and April 2001.  Between September 1995 and September 1997 Mr. Rockall worked for Barclays Bank plc, an international investment bank, on its high level Management Program. Mr. Rockall has a Law degree from Exeter University.

Kenneth Hope, Chief Financial Officer joined Aspect in February 2004 and has been a CFTC listed principal of Aspect from March 10, 2009 to the present and heads up the Finance and Treasury teams. Mr. Hope joined Aspect from Credit Suisse First Boston International, the global derivatives division of Credit Suisse (the international financial services group) where he worked from May 2000 to April 2003 as a financial controller and later an assistant vice president, responsible for international financial and regulatory reporting and strategic change management. Mr. Hope was responsible for setting up the in-house Treasury Department at the Trading Advisor through 2004 and has since held senior positions within both the finance and treasury teams. Between April 2003 and February 2004, Mr. Hope took a sabbatical from employment. Mr. Hope qualified as a chartered accountant with PricewaterhouseCoopers, an international auditing and professional services firm, where he worked as an auditor from April 1997 to April 2000. Mr. Hope also holds a bachelor of commerce degree as well as a diploma in accountancy from the University of Natal, South Africa where he graduated in December 1996.

John Wareham, Chief Commercial Officer joined Aspect in September 2005 and leads the company’s Sales, Marketing, Product Management and Client Service teams.  Mr. Wareham has been a CFTC listed principal of Aspect since from January 19, 2006 to the present.  From November 2001 to September 2005, Mr. Wareham was globally responsible for the Foreign Exchange and Emerging Markets businesses at AIG Trading Group and AIG Financial Products, an international insurer and provider of financial services.  Mr. Wareham holds a BSc (Economics) from the London School of Economics and an MPhil from St. Antony’s College, University of Oxford.

EXHIBIT V

THE GENERAL PARTNER

Investment of the General Partner in the Fund

The General Partner contributed $500,000 to the initial trading capital of the Fund and was issued General Partner Units. The General Partner redeemed $125,000 in General Partner Units from the Fund on December 31, 2008, and contributed an additional $100,000 to the Fund’s trading capital as of November 1, 2010. As of December 31, 2010, the value of the General Partner’s investment in the Fund was $609,813.06.

EXHIBIT VI

PERFORMANCE OF COMMODITY POOLS OPERATED BY
 THE GENERAL PARTNER

General

The performance information included herein is presented in accordance with CFTC regulations.  The Fund differs materially in certain respects from each of the pools whose performance is included herein.  The following sets forth summary performance information for all pools operated by the General Partner (other than the Fund) since January 1, 2006.

The pools, the performance of which is summarized herein, are materially different in certain respects from the Fund, and the past performance summaries of such pools are generally not representative of how the Fund may perform in the future.  These pools also have material differences from one another; such differences may include a different number of advisors, leverage, fee structure and trading programs.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS, AND MATERIAL DIFFERENCES EXIST BETWEEN THE POOLS WHOSE PERFORMANCE IS SUMMARIZED HEREIN AND THE FUND.

INVESTORS SHOULD NOTE THAT INTEREST INCOME MAY CONSTITUTE A SIGNIFICANT PORTION OF A COMMODITY POOL’S INCOME AND, IN CERTAIN INSTANCES, MAY GENERATE PROFITS WHERE THERE HAVE BEEN REALIZED AND UNREALIZED LOSSES FROM COMMODITY TRADING.
____________________

Assets under Management

The General Partner–Total assets under management as of December 31, 2010	$1,531,423,921
The General Partner–Total assets under multi-advisor management as of December 31, 2010	$1,401,398,549
The General Partner–Total assets under single-advisor management as of December 31, 2010	$130,025,372

Multi-Advisor Pools

These are all of the multi-advisor pools operated by the General Partner since January 1, 2006.  The General Partner has actively allocated and reallocated trading assets among a changing group of advisors selected by it.

Single-Advisor Pools

These are all of the pools (excluding the Fund), operated by the General Partner since January 1, 2006 and advised by a single advisor (as opposed to a portfolio of commodity trading advisors).

	TYPE OF POOL	START DATE(1)	CLOSE DATE(2)	AGGREGATE SUBSCRIPT. (3)	CURRENT TOTAL NAV(4)	CURRENT NAV PER UNIT(5)	% WORST MONTHLY DRAW-DOWN & MONTH(6)	% WORST PEAK-TO-VALLEY DRAW-DOWN (7)	PERCENTAGE RATE OF RETURN (COMPUTED ON A COMPOUNDED MONTHLY BASIS)
									2006	2007	2008	2009	2010
Multi-Advisor Pools
Futures Portfolio Fund, L. P. (Class A Units)	Privately Offered – Regulation D – Rule 506	January 2, 1990	--	$998,071,463	$858,199,571	$4,986.15	July 2008 (9.26)%	July 2007 – Aug. 2007 (16.89)%	6.78%	3.81%	29.77%	(6.98)%	6.80%
Futures Portfolio Fund, L. P. (Class B Units)	Privately Offered – Regulation D – Rule 506	May 2, 1995	--	$584,842,196	$543,198,978	$6,651.02	July 2008 (9.13)%	July 2007 – Aug. 2007 (16.65)%	8.71%	5.69%	32.08%	(5.29)%	8.71%
Single-Advisor Pools
Sage Fund, L.P. (Class A Units) (8)	Privately Offered –Regulation D – Rule 506	January 5, 1996	--	$94,225,972	$76,473,396	$2,731.99	Jul. 2008 (18.73)%	July 2008 – Aug. 2008 (24.51)%	7.80%	(3.97)%	45.27%	(10.93)%	7.73%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

_______________________________

1.	“Start Date” is the date the pool commenced trading.

2.	“Close Date” is the date the pool liquidated its assets and ceased to do business.

3.	“Aggregate Subscript” is the aggregate of all amounts ever contributed to the pool, including investors who subsequently redeemed their investments.

4.	“Current Total NAV” is the Net Asset Value of the pool as of December 31, 2010.

5.	“Current NAV Per Unit” is the Current Net Asset Value of the pool divided by the total number of units (shares) outstanding as of December 31, 2010

6.
“% Worst Monthly Drawdown” is the largest single month loss sustained during the last five years and year-to-date.  “Drawdown” as used in this table means losses experienced by the relevant pool over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity.  “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures.  “Month” is the month of the % Worst Monthly Drawdown.

7.
“% Worst Peak-to-Valley Drawdown” is the largest percentage decline in the Net Asset Value per Unit during the last five years and year-to-date.  This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns.  “% Worst Peak-to-Valley Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Unit that occurs without such month-end Net Asset Value per Unit being equaled or exceeded as of a subsequent month-end.  For example, if the Net Asset Value per Unit of a particular pool declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Unit had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.

8.
In October 2005, a currency forward counterparty clearing firm for the Sage Fund, L.P., Refco Capital Markets Ltd, or RCM, entered into Chapter 11 bankruptcy.  As a result, the Sage Fund, L.P. account at RCM, representing about 7% of the net assets of Sage Fund, L.P. at the time became frozen.  This receivable was segregated into Class B units in October 2005.  Class B units are not reflected above in the Class A Unit performance history.  Sage Fund, L.P. sold any remaining claims relating to the RCM matter in October 2007.  Following this transaction, approximately 92% of this Class B Unit receivable was recovered and 8% was written down as uncollectible.  Therefore, as of the date of this Supplement, the Sage Fund, L.P. has no further exposure to the RCM bankruptcy proceedings.

EXHIBIT VII

CONFLICTS OF INTEREST

Page 18 of the Prospectus:

(25)	Trading Profits are Subject to a Trading Advisor Incentive Fee and May Create an Incentive for the Trading Advisor to Make Investments in More Speculative Investments.

The Trading Advisor may be paid substantial fees in the event that the Fund generates Trading Profits.  Prospective investors should note that the fact that the Trading Advisor Incentive Fee is paid only out of Trading Profits may create an incentive for the Trading Advisor to make investments that are riskier or more speculative than would be the case if the Trading Advisor were paid a flat percentage of capital, which incentive may conflict with an investor’s long-term interests.  In addition, the Trading Advisor may be paid increased amounts because the Trading Advisor Incentive Fees will be calculated on a basis that includes unrealized appreciation as well as realized gains.  If a Trading Advisor Incentive Fee is paid to the Trading Advisor in respect of a Limited Partner’s Units and a loss is subsequently charged to such Units, the Trading Advisor is entitled to retain all Trading Advisor Incentive Fees previously paid to it. This too may cause the Trading Advisor’s interests to be in conflict with an investor’s long-term interests.

(26)	Substantial Trading Advisor Incentive Fees Payable on a Quarterly Basis Could be Charged Even Though the Fund’s Overall Annual Performance was Unprofitable.

Because the Trading Advisor’s Incentive Fees will be paid on a quarterly basis, it could receive Incentive Fees for a portion of a year even though its trading for the entire year was unprofitable. Once a Trading Advisor Incentive Fee is paid, the Trading Advisor retains the Fee regardless of its subsequent performance. This may cause the Trading Advisor’s interests to be in conflict with an investor’s long-term interests.

Page 58 of the Prospectus:

Trading Advisor Incentive Fee to the Trading Advisor

Because the Trading Advisor is entitled to be paid a Trading Advisor Incentive Fee, the Trading Advisor may have an incentive to permit the Fund to make riskier or more speculative investments than it otherwise would.  This incentive may conflict with an investor’s long-term interests.

In addition, because the Trading Advisor’s incentive fees are paid on a quarterly or monthly basis, the Trading Advisor could receive incentive fees for a period even though their trading for the year was unprofitable. Once an incentive fee is paid, it is retained by the Trading Advisor regardless of its subsequent performance.  This also may cause the Trading Advisor’s interests to be in conflict with an investor’s long-term interests.